Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On March 17, 2022, a trust of which Robert J. Fisher is a trustee received a gift of 1,050 shares.

On March 31, 2022, a trust of which Robert J. Fisher is a trustee received a gift of 2,883,393 shares.

On April 4, 2022, a trust of which Robert J. Fisher is a trustee received a gift of 819,387 shares.